1. Name and Address of Reporting Person
   POLLARD, C. W.
   3250 Lacey Road, Suite 600
   Downers Grove, IL 60515-1700
   USA
2. Issuer Name and Ticker or Trading Symbol
   ServiceMaster Company (SVM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common stock $.01 par value        02/25/2002 G             -200        D      $0.0000                     D
Common stock $.01 par value        03/22/2002 G             -100        D      $0.0000                     D
Common stock $.01 par value        09/19/2002 G             -200        D      $0.0000                     D
Common stock $.01 par value        09/25/2002 G             -300        D      $0.0000                     D
Common stock $.01 par value        10/16/2002 G             -100        D      $0.0000    561794           D
Common stock $.01 par value                                                               38967 <F1>       I           by 401(k)
                                                                                                                       plan
Common stock $.01 par value                                                               34426            I           by Trust for
                                                                                                                       mother
Common stock $.01 par value                                                               909 <F2>         I           Deferred Comp
Common stock $.01 par value                                                               46479 <F1>       I           Deferred LTPA
Common stock $.01 par value                                                               400000           I           Family L.P.

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $10.52                                               03/15/2008 Common                      250000   D
(Right to buy)                                                                 Stock
Stock Options  $10.7778                                             10/03/2006 Common                      168750   D
(Right to buy)                                                                 Stock                       <F3>
Stock Options  $11.2222                                             02/12/2007 Common                      168750   D
(Right to buy)                                                                 Stock
Stock Options  $11.5                                                12/09/2009 Common                      300000   D
(Right to buy)                                                                 Stock
Stock Options  $11.5                                                12/31/2009 Common                      479674   D
(Right to buy)                                                                 Stock
Stock Options  $13.87                                               05/03/2006 Common                      3605     D
(Right to buy)                                                                 Stock
Stock Options  $18.075                                              01/28/2009 Common                      150000   D
(Right to buy)                                                                 Stock
Stock Options  $18.2583                                             02/15/2008 Common                      112500   D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Includes shares purchased through the Dividend Reinvestment Plan for the period January through December 2002 at prices ranging from $8.89 - $15.50
<F2>
Directors Deferred Fee Trust includes 16 shares acquired through the dividend reinvestment feature of the plan from January through December, 2002 at prices ranging from $8.89 to $15.50.
<F3>
The option is exercisable in five equal annual installments beginning on the first anniversary of the date of the grant.

SIGNATURE OF REPORTING PERSON
/s/ C. W. POLLARD

DATE
02/14/2003